SOUPMAN, INC.
1110 South Avenue, Suite 100
Staten Island, New York 10314
Telephone (212) 768-7687

March 31, 2011

VIA EDGAR

United States Securities
   and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention:  William H. Thompson
                    Accounting Branch Chief

Re:          Soupman, Inc.
Item 4.01 Form 8-K and Forms 8-K/A
Filed on March 11, 2011, March 16, 2011 and March 30, 2011, respectively
File No. 000·53943

Dear Mr. Thompson:

Reference is made to the above-captioned filings.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility. We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings. We further acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.

Sincerely,

/s/ Robert Bertrand
Robert Bertrand
President